Filed Pursuant to Rule 433

Registration No. 333-275976

February 3, 2026

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKIYE

EUR 2,000,000,000 5.150% NOTES DUE MARCH 10, 2034

ISSUER:	The Republic of Türkiye

SECURITIES:	5.150% Notes due March 10, 2034

PRICING DATE:	February 3, 2026

ISSUE FORMAT:	Global (SEC Registered)

ISSUE SIZE:	EUR 2,000,000,000

PRICE TO PUBLIC:	99.667%

TOTAL FEES:	EUR 1,400,000 (0.07%)

NET PROCEEDS TO ISSUER:	EUR 1,991,940,000

YIELD TO MATURITY:	5.200% per annum

COUPON:	5.150% per annum, payable annually on an Actual/Actual basis

MATURITY DATE:	March 10, 2034

SPREAD TO MID-SWAP:	241.9 bps

MID-SWAP RATE:	2.781%

SPREAD TO BENCHMARK:	245.9 bps

BENCHMARK BOND:	DBR 2.200% due February 15, 2034

BENCHMARK BOND YIELD:	2.741%

DENOMINATIONS:	EUR100,000 / EUR1,000

INTEREST PAYMENT DATES:	Annually on March 10, beginning with a long first coupon on March 10, 2027

ISIN / COMMON CODE:	XS3293834662 / 329383466

EXPECTED LISTING:	International Securities Market of the London Stock Exchange plc (the “ISM”). The ISM is not a United Kingdom regulated market for the purposes of Article 2(1)(13A) of Regulation (EU) No 600/2014 as it forms part of domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018

GOVERNING LAW	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

LEAD-MANAGERS/BOOKRUNNERS:	Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities plc Société Générale

SETTLEMENT DATE:	February 10, 2026 (T+5) through the book-entry facilities of The Euroclear Bank S.A./N.V. or Clearstream Banking Luxembourg, S.A.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling Deutsche Bank AG, London Branch toll free at +1-800-503-4611, HSBC Bank plc toll free at +1-866-811-8049, J.P. Morgan Securities plc toll free at +1-866-803-9204, or Société Générale toll free at +1-855-881-2108.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312526034788/d54246d424b5.htm

You should not reply to this announcement. Any reply email communications, including those you generate using the “Reply” function on your email software will be ignored or rejected.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.